Core Equity Fund
NOTE F
Reorganization
On May 29, 2002, the shareholders of the John Hancock Core Growth Fund ("Core Growth Fund") and John Hancock Core Value Fund ("Core Value Fund") (collectively, the "Acquired Funds") approved an Agreement and Plan of Reorganization, which provided for the transfer of substantially all of the assets and liabilities of Acquired Funds in exchange solely for Class A, Class B, Class C and Class I shares of the Fund. The acquisition was accounted for as a tax-free exchange of 1,241,263 Class A shares, 1,479,761 Class B shares, 195,783 Class C shares and 80,665 Class I shares of the Fund for the net assets of the Acquired Funds, which amounted to $30,389,969, $34,894,693, $4,614,904 and $1,979,100 for Class A, Class B, Class C and Class I shares, respectively, including $505,003 of unrealized appreciation, after the close of business on June 7, 2002.